UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

31 October 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN PETRO-HUNTER, INC.

File No. 0-22723 -- CF# 27072

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AMERICAN PETRO-HUNTER, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 19, 2011.

Based on representations by AMERICAN PETRO-HUNTER, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 15, 2011
Exhibit 10.2	through October 12, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel